UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40007

Atotech Limited

(Translation of registrant’s name into English)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Implementation Agreement

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed on July 1, 2021 by Atotech Limited, a Bailiwick of Jersey company (the “Company”), on July 1, 2021, the Company entered into a definitive agreement (the “Implementation Agreement”) with MKS Instruments, Inc., a Massachusetts corporation (“MKS”), providing for, subject to the terms and conditions of the Implementation Agreement, the acquisition (the “Acquisition”) of the Company by MKS, which is expected to be implemented by means of a scheme of arrangement under the laws of Jersey.

Pursuant to the Implementation Agreement, upon the effective date of the Acquisition (the “Effective Date”), MKS will acquire each issued and outstanding common share of the Company (the “Atotech Shares”) in exchange for per share consideration of $16.20 in cash and 0.0552 of a share of MKS common stock (the “Acquisition Consideration”). MKS intends to fund the cash portion of the Acquisition Consideration with a combination of cash on hand and committed debt financing.

Under the Implementation Agreement, prior to the Effective Date, all outstanding options to purchase Atotech Shares will vest in full, be cancelled and extinguished, and, in the case of “in the money” options, convert into the right to receive cash consideration in an amount equal to the product obtained by multiplying (i) the number of Atotech Shares subject to such cancelled option by (ii) the positive difference between (x) the Per Share Consideration Cash Value (as defined in the Implementation Agreement) and (y) the exercise price per Atotech Share subject to such option. On the Effective Date, all outstanding time-based restricted stock units of the Company (“Atotech RSUs”) and performance-based restricted stock units of the Company (“Atotech PSUs”) shall be cancelled and extinguished without payment. Former holders of Atotech RSUs will receive restricted stock units of MKS (“MKS RSUs”) of equivalent value, calculated in accordance with an Award Exchange Ratio (as defined in the Implementation Agreement) and subject to the same vesting schedule as the cancelled Atotech RSUs. Former holders of Atotech PSUs will receive MKS RSUs with a value that assumes target achievement (or, if greater, actual achievement to the earlier of December 31, 2021 or the Effective Date of an EBITDA goal for the current year portion of the three year performance period) of the Atotech PSUs, calculated in accordance with an Award Exchange Ratio and subject to annual vesting (but without regard to performance goals following the Effective Date). In the case of Atotech RSUs and Atotech PSUs, MKS may instead, under certain circumstances, grant a cash-based incentive award having terms that MKS reasonably determines will provide substantially equivalent value. All MKS RSUs will be issuable pursuant to MKS’s 2014 Stock Incentive Plan. Also, as soon as practicable following the date of the Implementation Agreement, the Company will suspend all future offering periods under the Company’s Non-Qualified Employee Stock Purchase and Matching Share Subplan, as amended (the “MSP”). In addition, prior to the Effective Date, any shares that are “Matching Shares” under the MSP will vest in full, to be exchanged for the Acquisition Consideration. In the case of “Matching Shares,” MKS may instead, under certain circumstances, make a cash payment equal to the fair market value of such share portion of the Acquisition Consideration. On the Effective Date, all of the Company’s share-based incentive plans shall be terminated.

The Implementation Agreement contains customary representations and warranties from the Company and MKS for a transaction of this type. It also contains customary covenants for a transaction of this type, including covenants providing for each of the parties to use all reasonable endeavors to cause the Acquisition to be consummated, and covenants requiring the Company, subject to certain exceptions, (i) to act and carry on its business in the ordinary course of business and in all material respects consistent with past practice during the period between the execution of the Implementation Agreement and the Effective Date and (ii) not to directly or indirectly solicit or encourage any offer or merger proposals relating to alternate transactions or enter into any discussions or negotiations with, or provide any information to, any person with respect thereto, except to the extent that the fiduciary duties of the Company’s directors are considered by them to require them to respond to an unsolicited approach regarding a competing transaction. Completion of the Acquisition is expected to be implemented by means of a scheme of arrangement under the laws of Jersey and is subject to certain closing conditions, including (i) approval of the Acquisition by the Company’s shareholders in accordance with the laws of Jersey, (ii) approval of the Acquisition by the Royal Court of Jersey, (iii) receipt of required regulatory approvals, (iv) the absence of any legal restraint that would make the Acquisition illegal or otherwise prohibit the Acquisition, (v) the accuracy of the Company’s and MKS’s representations and warranties, except to the extent a breach thereof would not result in an Acquirer Material Adverse Effect or Company Material Adverse Effect, respectively (each as defined in the Implementation Agreement), (vi) compliance in all material respects by the Company and MKS with their respective covenants, (vii) the absence of a material adverse effect on the Company or MKS and (viii) subject to certain exceptions, termination of all agreements between the Company and any of its affiliates. Under certain circumstances described in the Implementation Agreement, MKS may also elect to implement the Acquisition by a Jersey Merger (as defined in the Implementation Agreement) rather than a scheme of arrangement. MKS’s obligations under the Implementation Agreement are not subject to any financing condition.

Under the Implementation Agreement, MKS has agreed to enter into an agreement (the “Investor Rights Agreement”) at the closing of the Acquisition with Carlyle Partners VI Cayman Holdings LP, CEP IV Participations S.A.R.L Sicar and Gamma Holding Company Limited (collectively, the “Carlyle Shareholders”) to grant the Carlyle Shareholders certain registration rights with respect to the shares of MKS stock they will receive upon consummation of the Acquisition (the “MKS Shares”). The Carlyle Shareholders have also entered into lock-up agreements (“Lock-Up Agreements”) with MKS, pursuant to which the Carlyle Shareholders will agree not to sell, hypothecate, pledge or otherwise dispose of a percentage of the MKS Shares for a phased period ending 60 days from the Effective Date (the “Lock-Up Period”). Pursuant to the terms of the Lock-Up Agreements, 80% of the MKS Shares will be subject to the Lock-Up Period for 30 days following the Effective Date and 60% of the MKS Shares will be subject to the Lock-Up Period for 60 days following the Effective Date.

Under the Implementation Agreement, MKS is entitled to receive a termination fee of $154 million if the Implementation Agreement is terminated by the Company under certain specified circumstances, including to accept an alternative acquisition proposal, which the board of directors of the Company, after taking advice from the Company’s financial and legal advisors and giving MKS an opportunity to improve the terms of the Acquisition, determines in the exercise of its fiduciary duties to be superior to the Acquisition proposal.

The foregoing description of the Implementation Agreement, including the form of the Investor Rights Agreement, a copy of which is attached as Schedule 6 to the Implementation Agreement, does not purport to be complete and is qualified in its entirety by reference to the Implementation Agreement, a copy of which is furnished as Exhibit 4.1 hereto and is incorporated herein by reference.

The Implementation Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company or MKS or their respective subsidiaries and affiliates. The Implementation Agreement contains representations and warranties by the Company, on the one hand, and MKS on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties in negotiating the terms of the Implementation Agreement, including information in a confidential disclosure schedule delivered by the Company in connection with the signing of the Implementation Agreement. Moreover, certain representations and warranties in the Implementation Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the Company, on the one hand, and MKS, on the other hand, rather than establishing matters as facts. Accordingly, the representations and warranties in the Implementation Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company or MKS at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Implementation Agreement, which subsequent information may or may not be fully reflected in the Company’s or MKS’s public disclosures.

Deeds of Irrevocable Undertaking

In connection with its entry into the Implementation Agreement, MKS has received a deed of irrevocable undertaking (“Irrevocable Undertaking”) to vote or procure votes in favor of the scheme of arrangement at the court-approved shareholder meeting and the resolution to be proposed at the general meeting of the Company from the Carlyle Shareholders in respect of 153,672,703 Atotech Shares, representing approximately 79% of the Atotech Shares. The Irrevocable Undertaking lapses only when the Implementation Agreement is terminated, provides that if MKS elects to implement the Acquisition by a Jersey Merger, that the Carlyle Shareholders must also vote their shares and accept the Jersey Merger, and, subject to certain exceptions, prohibits the applicable shareholder from transferring their Atotech Shares.

Compensation Arrangements of Certain Officers

On July 1, 2021, Atotech Deutschland GmbH, a subsidiary of the Company (“Atotech Deutschland”), amended the employment agreements of Harald Ahnert, Peter Frauenknecht and Gertjan Willem van der Wal to include (or, in the case of Mr. Frauenknecht, amend existing) change of control-related protections (the “Management Change of Control Amendments”). The Management Change of Control Amendments provide that if the executive’s employment is terminated by Atotech Deutschland or by a mutual termination agreement within 12 months after a Change of Control (as defined in the Management Change of Control Amendments) or if in connection with a Change of Control, the executive’s employment duties are materially diminished, the executive will be entitled to receive a lump sum payment equal to (i) 150% of the executive’s total annual remuneration (which includes the executive’s then-current base salary, target annual bonus and company-funded pension contributions) plus (ii) a pro-rated portion of the executive’s annual bonus that he would have been entitled to if he had completed the then-current full fiscal year. The Change of Control severance payment is contingent upon the executive’s timely execution of a release of claims in favor of Atotech Deutschland.

Messrs. Ahnert’s and van der Wal’s Management Change of Control Amendments also provide that if the Change of Control severance payment is triggered, the notice period for termination would be six months. Additionally, the Management Change of Control Amendments increase the amount of consideration payable to each executive during the period he is subject to post-termination non-competition restrictions to the greater of (i) 50% of the total remuneration most recently received by the executive under the employment agreement or (ii) 100% of the executive’s most recently received base salary.

On July 1, 2021, Alpha US Bidco, Inc., a subsidiary of the Company (“Alpha US”), amended Geoffrey Wild’s employment agreement (the “Wild Employment Agreement,” and such amendment, the “Wild Amendment”). The Wild Amendment, provides that in the event Mr. Wild’s employment is terminated by Alpha US without Cause or by Mr. Wild for Good Reason (as such terms are defined in the Wild Employment Agreement) within 12 months following a Change of Control (as defined in the Employment Agreement), Mr. Wild will be entitled to receive a lump sum payment equal to (i) 150% of Mr. Wild’s total remuneration (which includes Mr. Wild’s then-current base salary, target annual bonus, and company-funded pension contributions), plus (ii) a pro-rated portion of Mr. Wild’s annual bonus that he would have been entitled to if he had completed the then-current full fiscal year, based on actual performance results, as well as continued company-paid healthcare coverage for up to 18 months. The severance payment is contingent upon Mr. Wild’s timely execution of a release of claims in favor of the Company and its affiliates.

The Wild Amendment also provides that if Mr. Wild’s employment is terminated by Alpha US without Cause or by Mr. Wild for Good Reason (as such terms are defined in the Wild Employment Agreement) within 12 months following a Change of Control (as defined in the Employment Agreement), the notice period for termination would be six months. Additionally, the Wild Amendment increases the post-

termination non-competition and non-solicitation period from one year to 18 months, and also provides that Mr. Wild will receive consideration during the period he is subject to post-termination non-competition restrictions equal to 150% of the greater of (i) 50% of the total remuneration most recently received by Mr. Wild under the Wild Employment Agreement or (ii) 100% of Mr. Wild’s most recently received base salary.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s Registration Statement on Form S-8 (File No. 333-253068).

Exhibits

Exhibit Number	Description

4.1	Implementation Agreement, dated as of July 1, 2021, between Atotech Limited and MKS Instruments, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed Acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the Company’s or MKS’ managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are the ability of the parties to complete the transaction; the ability of MKS to complete its acquisition of Photon Control Inc., which is expected to close in the third quarter of 2021; the risk that the conditions to the closing of the transaction, including receipt of required regulatory approvals and approval of the Company’s shareholders, are not satisfied in a timely manner or at all; the terms of MKS’ existing term loan, the terms and availability of financing for the transaction, the ability to realize the expected benefits of the acquisition, and the other factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and any subsequent Report of Foreign Private Issuer on Form 6-K, as filed with the U.S. Securities and Exchange Commission (the “SEC”). The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this document.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, the Company plans to provide to its shareholders a circular containing information on the anticipated scheme of arrangement vote regarding the proposed transaction (the “Scheme Circular”). The Company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Scheme Circular or any other document that may be filed by the Company with the SEC.

BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE SCHEME CIRCULAR IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Any vote in respect of resolutions to be proposed at Company shareholder meetings to approve the proposed transaction, the scheme of arrangement or related matters, or other responses in relation to the proposed transaction, should be made only on the basis of the information contained in the Company’s Scheme Circular. Shareholders may obtain a free copy of the Scheme Circular and other documents the Company files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. The Company makes available free of charge on its investor relations website at investors.atotech.com copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the Implementation Agreement, which contain the full terms and conditions of the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2021

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer